[Skadden, Arps, Slate, Meagher & Flom LLP Letterhead]

March 16, 2020

VIA EDGAR

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn: David Lin

Re:	Centene Corporation
Amendment No. 2 to Registration Statement on Form S-4
Filed March 16, 2020
File No. 333-236638

Dear Mr. Lin:

On behalf of Centene Corporation (the “Company” or “Centene”), set forth below is the Company’s response to the comment of the staff (“Staff”) of the U.S. Securities and Exchange Commission contained in your letter dated March 9, 2020 (the “Comment Letter”) with regard to the Registration Statement on Form S-4 (File No. 333-236638) (the “Registration Statement”) filed by the Company, as amended by Amendment No. 1 to the Registration Statement.

For ease of reference, the Staff’s comment has been restated below in its entirety in italicized, bold type in this letter with the response set forth immediately below the comment.  The heading and paragraph in this letter correspond to the heading and paragraph in the Comment Letter.  Terms used but not otherwise defined herein shall have the meanings ascribed to them in the Registration Statement.

Concurrently with the filing of this letter, the Company is filing Amendment No. 2 to the Registration Statement (“Amendment No. 2”) reflecting, as appropriate, the response to the Staff’s comment contained herein.  We are also providing a blackline of Amendment No. 2 marked against the Registration Statement to facilitate the Staff’s review.  The reference to a page number in our response below refers to the page number in Amendment No. 2.

Division of Corporation Finance
U.S. Securities and Exchange Commission
March 16, 2020

General

1.
We note that Article X of your bylaws includes a provision designating the Court of Chancery of the State of Delaware as the exclusive forum for certain proceedings, including derivative actions brought on behalf of the company. Please revise to prominently disclose this provision and highlight that it may discourage shareholder lawsuits or limit a shareholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes. In addition, such disclosure should state whether this provision applies to actions arising under the Securities Act and/or the Exchange Act. If so, please also revise to state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If the provision applies to Securities Act claims, please also state that there is uncertainty as to whether a court would enforce such provision. Please add Risk Factor disclosure that describes any risks or impacts on investors.

Company Response

In response to the Staff’s comment, the Company has added the below risk factor on page 19 of Amendment No. 2.

Our amended and restated by-laws designate the Court of Chancery of the State of Delaware as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by our stockholders, which could limit our stockholders’ ability to obtain a judicial forum that it finds favorable for certain disputes with us or our directors, officers or employees.

Our amended and restated by-laws provide that unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall be, to the fullest extent permitted by law, the sole and exclusive forum for any (i) derivative action or proceeding brought on our behalf, (ii) action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers, employees or agents to us or our stockholders, (iii) action asserting a claim against us or any of our directors, officers, employees or agents arising pursuant to any provision of the General Corporation Law of the State of Delaware, our amended and restated certificate of incorporation or our amended and restated by-laws, (iv) action asserting a claim against us or any of our directors, officers, employees or agents governed by the internal affairs doctrine, or (v) action to interpret, apply, enforce or determine the validity of our amended and restated certificate of incorporation or amended and restated by-laws, in each case regardless of whether such action or proceeding is based on common law, statutory, equitable, legal or other grounds, and, in each case, including any action brought by a beneficial owner of our shares; provided, however, that, in the event that the Court of Chancery of the State of Delaware lacks jurisdiction over any such action or proceeding, the sole and exclusive forum for such action or proceeding shall be another court of the State of Delaware, or if no court of the State of Delaware has jurisdiction, the United States District Court for the District of Delaware; except for, in all cases, with respect to any action or proceeding as to which such state or federal court determines that there is an indispensable party not subject to the jurisdiction of such court (and the indispensable party does not consent to the personal jurisdiction of such court within ten days following such determination).  The Court of Chancery of the State of Delaware (or if the Court of Chancery does not have jurisdiction, another court of the State of Delaware, or if no court of the State of Delaware has jurisdiction, the federal district court for the District of Delaware) shall have the fullest authority allowed by law to issue an anti-suit injunction to enforce this forum selection clause and to preclude suit in any other forum. The Court of Chancery of the State of Delaware is not the sole and exclusive forum for actions brought under the Securities Act or the Exchange Act. Accordingly, the forum provision in our amended and restated by-laws will not relieve us of our duties to comply with the federal securities laws and the rules and regulations thereunder, and our stockholders will not be deemed to have waived our compliance with these laws, rules and regulations.

Any person or entity holding, purchasing or otherwise acquiring any interest in our shares of capital stock shall be deemed to consent to (i) the personal jurisdiction of the Court of Chancery of the State of Delaware (or if the Court of Chancery does not have jurisdiction, another court of the State of Delaware, or if no court of the State of Delaware has jurisdiction, the federal district court for the District of Delaware) in any proceeding brought to enjoin, or otherwise enforce the forum provision in our amended and restated by-laws with respect to any action by that person or entity that is inconsistent with the exclusive jurisdiction provided for in the forum provisions in our amended and restated by-laws (an “Inconsistent Action”) and (ii) having service of process made upon such person or entity in any such proceeding by service upon such person’s or entity’s counsel in such Inconsistent Action as agent for such person or entity.

Division of Corporation Finance
U.S. Securities and Exchange Commission
March 16, 2020

This choice of forum provision may limit a stockholder’s ability to bring claim in a judicial forum that it finds favorable for disputes with us or our directors, officers, employees and agents, which may discourage such lawsuits against us and our directors, officers, employees and agents. Alternatively, if a court were to find these provisions of our amended and restated by-laws inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business and financial condition.

If you have any questions regarding the response to the comment of the Staff, or require additional information, please feel free to contact me at (212) 735-2439 or laura.kaufmann@skadden.com.

Sincerely,

/s/ Laura Kaufmann Belkhayat

cc:	Christopher A. Koster
Jeffrey A. Schwaneke
Centene Corporation

Paul Schnell
Jeremy London
Skadden, Arps, Slate, Meagher & Flom LLP